Pearl Mutual Funds	Pearl®
2610 Park Avenue PO Box 209 Muscatine IA 52761	Funds

Chairman of the Board
Dr. James P. Stein

President
Robert H. Solt

Senior Counsel
David M. Stanley

Vice President
Richard R. Phillips

Portfolio Management Associate
Karen M. Brookhart

Compliance Associate
Peggy A. Cherrier

Shareholder Services
Director
Christopher S. Ingstad

Controller
Renata R. LaMar

Chief Compliance Officer
Anthony J. Toohill

Board of Trustees
John W. Axel
Douglas B. Coder
Dr. David N. DeJong
David L. Evans
Robert H. Solt
David M. Stanley
Dr. James P. Stein

December 18, 2009

Dear Pearl Funds Shareholder:

Both Pearl Mutual Funds and our Manager, Pearl Management Company, work hard to control costs for our shareholders.  Both Pearl Funds are no-load: no sales charge, no account fee, and no redemption fee (except a 2% fee on redemption of shares owned for 30 days or less).  Also, both Pearl Funds are No-load investors, seeking to avoid all transaction costs.  Both Funds have not paid any sales charge, commission, or redemption fee during the past 10 years.

Pearl Funds also have a contractual expense limit agreement with the Manager.  Our expense limit lowers the Funds’ expense ratios and increases the overall return to investors.  Our Manager reimburses each Pearl Fund for all ordinary operating expenses (including all management, advisory, and administrative fees) exceeding these expense ratios: 0.98% of a Fund’s average net assets up to $100 million and 0.78% in excess of $100 million.  Because each Fund’s net assets are now less than $100 million, the effective expense limit is now 0.98%.  The expense limit will continue unless the Funds’ Board of Trustees approves a change.

Pearl Funds’ expense ratios have increased due to the Funds’ fixed costs being allocated to a smaller amount of Fund assets.  Both Pearl Funds, like most mutual funds, have lower net assets after the 2008 bear market.  When a mutual fund’s net assets decline, its expense ratio tends to rise due to fixed costs.  Many expenses are fixed costs, and some of them are rising because of increased regulation.

The Board of Trustees has determined that artificially shifting the Funds’ fixed costs to the Manager in order to hold the Funds’ expenses at 0.98% is now unrealistic and is no longer in our shareholders’ long-term interest.  The Board of Trustees, by unanimous vote of the five independent Trustees, has approved increasing the expense limit to 1.20% of average net assets, beginning January 1, 2010.   They also unanimously approved our Manager’s offer to reduce its administrative services fee by 5 basis points (0.05%), to help keep the Funds’ expenses down over the long term.

Pearl Funds and our Manager remain committed to keeping the Funds’ expense ratios competitive with similar mutual funds.  The 1.20% limit is a ceiling, not a floor.  We will seek to bring expense ratios below 1.20% and keep cutting them.

The details of this change will be stated in a Prospectus supplement, and this letter is sent to give you advance notice of the change.  The enclosed graphs show how both Funds’ total returns would have been affected if the expense limit had been 1.20% for the past 10 years.  Each Pearl Fund’s total return figures are net, after deducting all expenses, including all expenses of all the mutual funds in the Fund’s portfolio.

Please call, e-mail, or write to us if you have any question.

info @pearlfunds.com 866-747-9030 (Toll-Free) 563-288-2773 Fax: 563-288-4101 www.pearlfunds.com

Pearl Total Return Fund’s 10-Year Performance Record is summarized in this graph:

Comparison of Change in Value of $10,000 Investment in

Pearl Total Return Fund at Current Expense Limit and

Pearl Total Return Fund if new 1.20% Expense Limit had been in effect for the entire 10 years*

(as of 9-30 each year – with dividends reinvested)

Pearl Aggressive Growth Fund’s Performance Record for the 8 ¼ years since its inception (July 2, 2001) is summarized in this graph:

Comparison of Change in Value of $10,000 Investment in

Pearl Aggressive Growth Fund at Current Expense Limit and

Pearl Aggressive Growth Fund if new 1.20% Expense Limit had been in effect for the entire 8 ¼ years*

(as of 9-30 each year – with dividends reinvested)

*The Funds’ total returns in this report, including the graphs, do not reflect the deduction of taxes that a shareholder would pay on Fund dividends or on redemption of Fund shares.

 All Pearl Funds total returns are net, after deducting all expenses (all fees, transaction costs, etc.) — including all expenses of the Funds and all expenses of all the mutual funds in the Funds’ portfolios.